FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2009
15 July 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing Repayment of Bonds released on 15 July 2009

Repayment of Bonds

British Sky Broadcasting Group plc today announced that it had repaid its $600 million (£380 million) of 8.2% guaranteed notes issued in July 1999. This repayment is in addition to £100 million of 7.75% guaranteed notes (also issued in July 1999) which it repaid last week. Following these repayments, the Group has no further bond redemptions falling due until October 2015. The credit ratings for the Group's senior unsecured debt remain unchanged at Baa1 stable outlook (Moody's) and BBB positive outlook (S&P).

Enquiries

Analysts/Investors:
Robert Kingston               020 7705 3726
Francesca Pierce              020 7705 3337

Media :
Robert Fraser                   020 7705 3036
Bella Vuillermoz                020 7800 2651

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 15 July 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary